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$124,900 invested

America Gardens

Houston, TX

- **Second location** of the popular Fort Worth restaurant, bar and entertainment venue
- **Family friendly atmosphere** and approachable menu create an inviting experience for all
- **Extensive menu** of from-scratch classic bites, craft cocktails and draft beer
- **East Midtown's largest patio space** for dining, drinking and socializing

134   **94**
Investors   Days Left

78 Early Bird rewards remaining

INVEST NOW

$100 minimum investment

Term Notes ?

Interest Rate	16.00%
Maturity	60 months
Minimum Target	$200,000 ?

Recent Updates

July 25th -We are so happy with the positive response we've received from the press over the first few weeks of our campaign being live. America Gardens was featured in Culture Map Houston and Eater Houston.

One of our favorite highlights was from Culture Map Houston:

"Commuters and other passersby will not be able to miss the handsome, expansive barn structure, a proud slice of Americana. And once inside, they'll discover the kind of venue at which they could spend the day, the venue Midtown has long requested."

Being born and raised in Houston, this project is very near and dear to us. Thank you for the continued support as we move closer to our goal.

-Shawn & Jonathan

Check out the Updates tab to learn more.

Company Description

Already a Dallas-Fort Worth institution, America Gardens is proud to announce its newest location in Houston's burgeoning East Midtown. A celebration of American cuisine across the 50 states, America Gardens offers a space for Houstonians to dine on from-scratch classics like Maine Lobster Rolls and Philly Cheesesteaks, Smoked Campfire Chicken and Louisiana Catfish. Patrons will further enjoy various lawn games amid picnic tables and string lights: America Gardens is a country oasis in the heart of a big city.



One of Houston's larger social spaces, America Gardens encourages gatherings of all sizes. Whether celebrating a birthday, hosting a corporate happy hour or simply hoping to catch-up with old friends, the indoor and patio spaces provide a place for Houstonians and visitors alike to comingle and enjoy respite from their busy days. It's not for nothing that America Gardens will offer Houstonians one of the largest outdoor dining spaces in the city, and the largest in East Midtown.





America's favorite pastimes—sports, Hollywood entertainment, country music—also receive spotlight treatment at America Gardens. Forty-two televisions around the space ensure premier game-day viewing while weekly events including Thursday Night Live, a country music series, brings Houston the newest and brightest musical talent. Classic lawn and billiard games including corn hole, Jenga, foosball, air hockey and ping pong promote the convivial spirit and keep the party going all day and night long. Craft cocktails are named for a bevy of the nation's icons including the Ben Franklin, the Marilyn Monroe and the Ernest Hemingway. Houstonians can expect a mixology menu with additional beverages named after hometown heroes.

Hailed by Fort Worth Magazine as the city's Best New Bar, America Gardens is excited to bring its one-of-a-kind party to Houston. Owners Shawn Rao and Jonathan Serrano, the team behind Syn Group Hospitality, are owner-operators of five successful DFW area concepts. They cannot think of a better place to expand their flagship brand and share the best of what America Gardens—and America itself!—has to offer.



Learn more: 🌐 f 📷

Key Terms

Issuer	A Gard Midtown, LLC
Securities	Term Notes
Offering Amount	Minimum of $200,000 to maximum $1,000,000
Interest Rate ?	**16.0%**
Payments ?	**Monthly**
Maturity ?	**60 Months**
Security Interest ?	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%.** Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The buildout and launch of America Gardens in East Midtown Houston is estimated at $1.8 million.

Jonathan Serrano and Shawn Rao have raised equity commitments of $1,800,000 (contributed cash of $750,000) in equity for the project thus far. Through the NextSeed campaign, the business is seeking to raise between $200,000 and $1,000,000 to complete construction. Upon completion of the NextSeed campaign, the equity commitments will cover any remaining balance of the project cost.



Total Payment Calculator

Principal	Interest Rate*	Term	Total Payment*
$100 ▾	16.00%	60 months	$146



* Payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is a mathematical illustration only and may not reflect actual performance. It does not take into account NextSeed fees of 1% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD

First 150 investors who invest $1,000 or more will receive:

- **An additional $50 Gift Certificate** to America Gardens

78 of 150 available

Invest $500 or more

- Invitation to the America Gardens Launch Party

Invest $1,000 or more

- Invitation for 2 to the America Gardens Launch Party
- Free Beer or Cocktail for Life (1 beer or cocktail per day in perpetuity)

Invest $2,500 or more

- Invitation for 4 to the America Gardens Launch Party
- Free Beer or Cocktail for Life (1 beer or cocktail per day in perpetuity)

Invest $5,000 or more

- Invitation for 4 to the America Gardens Launch Party
- Free Beer or Cocktail for Life (1 beer or cocktail per day in perpetuity)
- $250 Credit for a Happy Hour Hosted by You

Invest $10,000 or more

- Invitation for 6 to the America Gardens Launch Party
- Free Beer or Cocktail for Life (1 beer or cocktail per day in perpetuity)
- $500 Credit for a Happy Hour Hosted by You

Invest $25,000 or more

- Invitation for 10 to the America Gardens Launch Party
- Free Beer or Cocktail for Life (1 beer or cocktail per day in perpetuity)
- $1,000 Credit for a Happy Hour Hosted by You
- An "All-American" Feast Party for 20

Business Model

America Gardens is primed to serve an all-ages Houston market. With a wide range of games, televisions, food and drink options, the restaurant is conducive to social groups of any size. Though a family and pet-friendly atmosphere, America Gardens will turn into a 21 and up establishment after 9pm on Fridays and Saturdays.



America Gardens' spacious venue includes one outdoor and one indoor bar. The patio, with its picnic and garden tables, can seat 300 patrons while accommodating a total of 750. The indoor space will have 150 seats and hold up to 250 people. Across America Gardens, diners can enjoy a similarly expansive food and drinks menu. The bar will offer over 50 draft beers, a broad selection of craft cocktails and 10 additional cocktails on tap.

The experienced ownership team has partnered with Duncan Design Group, one of Dallas's leading interior design and architecture firms specializing in restaurants and hospitality, in creating the ideal Houston location of America Gardens.





Nightly programming will drive patrons to America Gardens to enjoy sunset live music sets and ever-changing drink specials. All ages can come enjoy a classic Louisiana crawfish boil each Sunday. At $5 per pound or $20 all you can eat, it's hard to find a better way to cap off your weekend. Weekly events will also be held to benefit a rotating list of the area's charities, a concept that has proven quite successful at the Forth Worth location and is integral to the team's mission to give back to their community.





Location Analysis

America Gardens will be located at 2419 Caroline Street, Houston, TX 77004 in the growing neighborhood of East Midtown.

In the next few years, Midtown Houston will become one of the city's busiest neighborhoods. America Gardens will be at the forefront of that movement. With one of the city's largest patios, the space will accommodate the large swaths of Houstonians that work and increasingly live in the area. Moreover, the space is sure to attract others looking to experience Houston's newest hot neighborhood.



Clé
America Gardens
Downtown Houston
I-45
Thien An Sandwiches
Phil & Derek's
Weights & Measures
13 Celsius
East Midtown Residential Area
I-69 / Highway 59

Just last year, Houston's Midtown Management District outlined a development plan that included the arrival of more than 1,200 new living units to the neighborhood. The city and its patrons are eager to make the area a bona fide destination. As reported by the Houston Chronicle, "Midtown has become a destination for youthful luxury living and a hot spot for bars both swanky and classic, peppered with a handful of urban parks." America Gardens will be a beacon of this revival.

The East Midtown location also marks an exciting expansion opportunity for the team behind Syn Group Hospitality. America Gardens is part of a larger plan to open additional popular concepts in the neighborhood. This revived area will come to be known in only a few years time as Midtown Commons.

The site of America Gardens is perfectly suited to a bustling social venue with its ample space, street access and abundant parking. Commuters and other passersby will not be able to miss the handsome, expansive barn structure, a proud slice of Americana. And once inside, they'll discover the kind of venue at which they could spend the day, the venue Midtown has long requested.



Leadership

Shawn Rao, *Co-owner and Founder*



Shawn Rao has spent over 14 years in the hospitality industry. After leaving a career in finance in 2004, he opened his first restaurant with business partner Jonathan Serrano. Shawn's responsibilities include real estate site selection, marketing and sales growth. As a team, Shawn and Jonathan have established a track record that spans the ownership and operation of 7 award-winning restaurants with upwards of 350 employees.



Jonathan Serrano, *Co-owner and Founder*
With over 20 years of experience in the hospitality industry, Jonathan Serrano has served in almost every single restaurant position. Like his business partner Shawn Rao, Jonathan worked in the finance industry before launching their series of restaurant and bar concepts. Jonathan's main responsibilities include construction management, accounting and operations. In their partnership, Jonathan and Shawn currently own and operate 7 award-winning restaurants and oversee upwards of 350 employees.

History

- **March 2017**
  America Gardens opened in Ft. Worth
- **December 2017**
  Permits approved for East Midtown location
- **February 2018**
  Construction kicked off
- **August 2018**
  Anticipated completion of building construction and patio layout
- **November 2018**
  Training of staff and final finishes to be completed
- **January 2019**
  Anticipated soft opening for America Gardens in East Midtown

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This overview contains a preliminary summary of the purpose and principal business terms of the investment described herein. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed discussion contained in the actual text of the related disclosure statement and investment agreements (the "Documents"), as applicable.

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